April 20, 2007

Mr. William Choi, Accounting Branch Chief

U.S. Securities and Exchange Commission                      BY EDGAR AND OVERNIGHT DELIVERY

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K for the Fiscal Year Ended February 25, 2006, filed May 10, 2006 (“Form 10-K”)
File No. 1-09595

Dear Mr. Choi:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K, as set forth in your letter dated April 12, 2007.   For convenience, the staff’s numbered comments are shown below in bold text, followed by Best Buy’s responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

1.              We have reviewed your response to prior comment 1 in our letter dated March 2, 2007.  Please tell us the extent to which sales of extended service contracts impact your gross profit for the historical annual periods presented.  To the extent that these contracts represent a material portion of your gross profit, we expect you to quantify in dollars and as a percentage of service contract revenues the gross profit from these contracts for each period presented.  Please provide these disclosures regardless of the year-over-year change in gross profit attributable to these service contracts.

As discussed on page 65 of the Form 10-K, we sell extended service contracts on behalf of an unrelated third party and receive commissions in connection with such sales.  In jurisdictions where we are not deemed to be the obligor on the contract, commission revenue is recognized in revenue at the time of sale on a net basis in accordance with EITF 99-19 (i.e., there is no related cost of goods sold).  In jurisdictions where we are deemed to be the obligor on the contract, commission revenue is recognized in revenue ratably over the term of the service contract.  In fiscal 2006, over 99% of all commission revenue from the sale of extended service contracts was recognized in revenue at the time of sale on a net basis.

The following table summarizes commissions from the sale of extended service contracts and the percentage of total revenue represented by such commissions in fiscal 2006, 2005 and 2004:

$ in millions
	2006	2005	2004
Commissions	$778	$725	$644
Commissions as % of revenue	2.5%	2.6%	2.6%

Under Item 303(a)(3) of Regulation S-X, we are required to describe “the significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations” as well as “any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.”  We believe the discussion of the factors affecting the year-over-year changes in our gross profit rate included in the MD&A in the Form 10-K fulfill those requirements.

Historically, we have not disclosed the specific gross profit dollars or rates for any of the products or services we sell.  We do not believe it is appropriate for us to specifically “quantify in dollars and as a percentage of service contract revenues the gross profit from these contracts for each period presented” as requested in your comment, for the following reasons:

•                  A detailed discussion of gross profit by products and services would be impractical and confusing for investors considering the thousands of products and services we offer.   We believe our historical practice of disclosing the primary factors contributing to the year-over-year changes in our gross profit rate (on a qualitative basis in order of quantitative significance) provides investors with the most meaningful and useful information affecting changes in our gross profit.

•                  The individual gross profit on any of the thousands of products and services we sell, including extended service contracts, constitutes confidential commercial and financial information.  Disclosure of such information would cause substantial competitive harm to us, including harm from other retailers and from the unrelated third parties with whom we negotiate commission rates.  Disclosure of such information could also cause substantial competitive harm to the unrelated third parties with whom we negotiate commission rates.

In preparing our response to your comment, we researched the filings of several other retailers of consumer electronics and appliances who also sell extended service contracts on behalf of unrelated third parties.  We found that these registrants, including Circuit City Stores, Inc., Conn’s, Inc., Harvey Electronics, Inc., and Tweeter Home Entertainment Group, Inc., generally disclosed the percentage of revenue represented by commissions on the sale of extended service contracts.  However, in no instance did we find disclosure of the gross profit on these contracts as you requested in your comment.  While not dispositive of this matter, we believe these registrants rightfully concluded that disclosure of such information was not appropriate for the same or similar reasons to those we provided above.

In future filings, we will disclose the percentage of total revenue that commissions from the sale of extended service contracts represented in each of the reporting periods.  For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows:

“We sell extended service contracts on behalf of an unrelated third party and receive commissions in connection with such sales. In jurisdictions where we are not deemed to be the obligor on the contract, commissions are recognized in revenue at the time of sale. In jurisdictions where we are deemed to be the obligor on the contract, we recognize commissions in revenue ratably over the term of the service contract.  Commissions represented X.X%, 2.5% and 2.6% of revenues in fiscal 2007, 2006 and 2005, respectively.”

We will continue to monitor the amount of commissions from extended service contracts, the percentage of revenue they represent, and their impact on our consolidated financial results in order to continue to fulfill our MD&A obligations in future filings.

2.              We have reviewed your response to prior comment 6 in our letter dated March 2, 2007 and are still considering your interpretation of Rule 5-03(b) of Regulation S-X.  Regardless of the outcome and as required by paragraph 37 of SFAS 131, please disclose revenues from each group of similar products and services based on the financial information used to prepare your financial statements.

As required by paragraph 37 of SFAS 131, we provided disclosure regarding the revenue from each group of similar products and services in Note 10 in the Form 10-K (see page 81).  In Note 10, we disclosed for fiscal 2006, 2005 and 2004, our revenue by segment and the percentage of revenue by segment for each of our four product groups: consumer electronics, home-office, entertainment software and appliances.  On pages 8 and 9 of the Form 10-K, we described in detail the types of products and services we include in each of the four product groups in both the Domestic and International segments.  The percentage of revenue from each product group that we reported in Note 10 was based on the financial information used to produce our consolidated financial statements.

3.              We have reviewed your response to prior comment 8 in our letter dated March 2, 2007.  Your response indicates that the vast majority of your sales incentive arrangements with vendors do not meet all of the criteria described in paragraph 5 of EITF 03-10, and consequently, are accounted for under the guidance of EITF 02-16.  Please clarify why you classify vendor reimbursements of mail-in rebates as an increase to revenue as opposed to a reduction of the cost to sell the vendor products as required by paragraph 4 of EITF 02-16.  It appears that your current classification would only be appropriate if the mail-in rebates met all of the criteria described in paragraph 5 of EITF 03-10.

Paragraph 4 of EITF 02-16 states (in part):

[C]ash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement.  However, that presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue (or other income, as appropriate) when recognized in the customer’s income statement, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer’s income statement. (emphasis added)

Paragraph 6 of EITF 02-16 further clarifies (in part) that “cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor’s products and should be characterized as a reduction of that cost when recognized in the customer’s income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products or services.”

As we described in our letter dated March 27, 2007, the cash consideration we receive from a vendor as reimbursement for a mail-in rebate is recorded as a reduction of the sales incentive that was recorded at the time of sale under EITF 01-9.  Paragraph 9 of EITF 01-9 requires that we characterize the initial cash consideration given by us to a customer as a reduction of revenue. In our case, we record such sales incentive in a contra revenue account entitled “Rebate expense”.  At the same time, we record the reimbursement to be received from the vendor for the mail-in rebate (which is specific, incremental, and identifiable) against that same contra revenue account, as required by paragraphs 4 and 6 of EITF 02-16.  In other words, we believe the cost recognized in our income statement that should be reduced under paragraphs 4 and 6 of EITF 02-16 is the contra revenue account we originally debited.

The journal entries below illustrate the above methodology.

(1)          A television with a sale price of $1,000 is sold for cash on January 20 with a $100 mail-in rebate to be reimbursed by the television manufacturer.

Cash	$1,000
Revenue		$1,000

(2)          At January month-end, Best Buy records the mail-in rebate liability as well as the amount of vendor reimbursement to be received for the mail-in rebate.

Rebate expense (contra revenue)	$100
Rebate liability		$100

Vendor receivable	100
Rebate expense (contra revenue)		100

(3)          On February 28, the customer submits the mail-in rebate to Best Buy.  Best Buy remits the cash to the customer.

Rebate liability	$100
Cash		$100

(4)          On March 31, the television manufacturer reimburses Best Buy for the mail-in rebate.

Cash	$100
Vendor receivable		100

* * * * *

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please telephone me at (612) 291-4840.  My fax number is (952) 430-5833.

Sincerely,

/s/ Susan S. Grafton

Susan S. Grafton

Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Stacy Janiak, Deloitte & Touche LLP
Anne Rosenberg, Robins, Kaplan, Miller & Ciresi L.L.P.